- --------------------------------------------------------------------------------
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                FORM 11-K

  [x]             ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1995
                            _________________

                       Commission File No. 1-13038

              CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

                       777 Main Street, Suite 2100
                        Fort Worth, Texas 76102
                     (Full title and address of plan)

                   CRESCENT REAL ESTATE EQUITIES, INC.
                      900 Third Avenue, Suite 1800
                        New York, New York 10022
        (Name of issuer and address of principal executive offices)


- --------------------------------------------------------------------------------



     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CRESCENT REAL ESTATE EQUITIES, LTD.
                                         401(k) PLAN

Date: 6/27/96                            By:  /s/ Dallas E. Lucas
- -----------------------------               ---------------------------------

                                            Dallas E. Lucas
                                            Trustee

                     CRESCENT REAL ESTATE EQUITIES, LTD.
                                 401(k) PLAN
                         ____________________________

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
            --------------------------------------------------------



                                                                            Page
                                                                            ----
Report of Independent Public Accountants ..................................   1

Statement of Net Assets Available for Plan Benefits with Fund Information
     as of December 31, 1995 ..............................................   2

Statement of Net Assets Available for Plan Benefits with Fund Information
     as of December 31, 1994 ..............................................   3

Statement of Changes in Net Assets Available for Plan Benefits with Fund
     Information for the year ended December 31, 1995 .....................   4

Statement of Changes in Net Assets Available for Plan Benefits with Fund
     Information for the Period from July 1, 1994 (inception) to
     December 31, 1994 ....................................................   5

Notes to Financial Statements .............................................   6

Schedule I - Item 27a - Supplemental Schedule of Assets Held for Investment
     Purposes as of December 31, 1995 .....................................  10

Schedule II - Item 27d - Supplemental Schedule of Reportable Transactions
     for the Year Ended December 31, 1995 .................................  11

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of
Crescent Real Estate Equities, Ltd. 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of Crescent Real Estate Equities, Ltd. 401(k) Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1995 and for the period from July 1, 1994 (inception) to December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995 and for the period from July 1, 1994 (inception) to December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain transactions or gains and losses on sales for assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                       ARTHUR ANDERSEN LLP



Dallas, Texas
  June 4, 1996

               CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           AS OF DECEMBER 31, 1995



                                                            FIDELITY                NATIONWIDE
                                     DREYFUS    FIDELITY      ASSET      MONEY      GUARANTEED     STOCK         LOAN
                                      BONDS     MAGELLAN     MANAGER     MARKET      ACCOUNT       FUND          FUND      TOTAL
                                     ---------------------------------------------------------------------------------------------
ASSETS
  Investments, at fair value:
    Mutual funds                     $61,350    $372,879    $175,457    $13,670     $      -     $      -     $     -   $  623,356
    Guaranteed investment contract         -           -           -          -      378,394            -           -      378,394
    Employer stock                         -           -           -          -            -      126,652           -      126,652
    Participant loans                      -           -           -          -            -            -      22,912       22,912

  Receivables:
    Employer's contribution            2,522      17,134       6,949         80        4,860        9,279           -       40,824
    Participants' contribution             -           -           -          -            -        3,455           -        3,455
                                     -------    --------    --------    -------     --------     --------     -------   ----------

  Total Receivables                    2,522      17,134       6,949         80        4,860       12,734           -       44,279
                                     -------    --------    --------    -------     --------     --------     -------   ----------

TOTAL ASSETS                          63,872     390,013     182,406     13,750      383,254      139,386      22,912    1,195,593
                                     -------    --------    --------    -------     --------     --------     -------   ----------

LIABILITIES
  Accounts payable                       106      13,353       3,370          -       12,090        9,250           -       38,169
                                     -------    --------    --------    -------     --------     --------     -------   ----------

TOTAL LIABILITIES                        106      13,353       3,370          -       12,090        9,250           -       38,169
                                     -------    --------    --------    -------     --------     --------     -------   ----------


NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                       $63,766    $376,660    $179,036    $13,750     $371,164     $130,136     $22,912   $1,157,424
                                     -------    --------    --------    -------     --------     --------     -------   ----------
                                     -------    --------    --------    -------     --------     --------     -------   ----------


   The accompanying notes are an integral part of this financial statement.

             CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                        AS OF DECEMBER 31, 1994

                                                        FIDELITY  NATIONWIDE
                                    DREYFUS   FIDELITY    ASSET   GUARANTEED    STOCK
                                     BONDS    MAGELLAN   MANAGER    ACCOUNT      FUND     TOTAL
                                     ------   --------  --------  ----------   -------   --------
ASSETS
  Investments, at fair value:
    Mutual funds                     $5,654    $49,444   $30,496    $     -    $     -   $ 85,594
    Guaranteed investment contract        -          -         -     31,227          -     31,227
    Employer stock                        -          -         -          -     25,843     25,843

  Receivables:
    Employer's contribution             819      5,259     3,029      1,926      3,809     14,842
    Participants' contribution            -          -         -          -      2,744      2,744
                                     ------    -------   -------    -------    -------   --------

  Total Receivables                     819      5,259     3,029      1,926      6,553     17,586
                                     ------    -------   -------    -------    -------   --------

TOTAL ASSETS                          6,473     54,703    33,525     33,153     32,396    160,250
                                     ------    -------   -------    -------    -------   --------


LIABILITIES

  Accounts payable                        -      5,493     2,710      2,352      1,104     11,659
                                     ------    -------   -------    -------    -------   --------

TOTAL LIABILITIES                         -      5,493     2,710      2,352      1,104     11,659
                                     ------    -------   -------    -------    -------   --------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                      $6,473    $49,210   $30,815    $30,801    $31,292   $148,591
                                     ------    -------   -------    -------    -------   --------
                                     ------    -------   -------    -------    -------   --------



   The accompanying notes are an integral part of this financial statement.

               CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                   FOR PLAN BENEFITS WITH FUND INFORMATION

                    FOR THE YEAR ENDED DECEMBER 31, 1995

                                                             FIDELITY            NATIONWIDE
                                        DREYFUS   FIDELITY    ASSET      MONEY   GUARANTEED    STOCK     LOAN
                                         BONDS    MAGELLAN   MANAGER     MARKET   ACCOUNT      FUND      FUND      TOTAL
                                        -------   --------   --------   -------   --------   -------   -------   ----------
ADDITIONS:
Additions to net assets attributed to:
  Net realized/unrealized gain           $ 7,095   $ 69,871   $ 22,251   $     -   $      -  $ 23,239   $     -   $  122,456
  Interest income                             -          -          -       586     16,553         -       244       17,383

  Contributions:
    Employer's                            2,522     17,134      6,949        80      4,860     9,279         -       40,824
    Participants'                        16,739    126,438     54,428       299     41,308    75,576         -      314,788
    Rollovers                            34,846    177,429    120,241    20,949    203,994         -         -      557,459
                                        -------   --------   --------   -------   --------  --------   -------   ----------
                                         54,107    321,001    181,618    21,328    250,162    84,855         -      913,071
                                        -------   --------   --------   -------   --------  --------   -------   ----------
  TOTAL ADDITIONS                        61,202    390,872    203,869    21,914    266,715   108,094       244    1,052,910
                                        -------   --------   --------   -------   --------  --------   -------   ----------

DEDUCTIONS:
Deductions from net assets
  attributed to:
  Refunds to participants                   106     13,353      3,370         -     12,090     9,250         -       38,169
  Benefits paid to participants             979      2,699      2,230         -          -         -         -        5,908
                                        -------   --------   --------   -------   --------  --------   -------   ----------

  TOTAL DEDUCTIONS                        1,085     16,052      5,600         -     12,090     9,250         -       44,077
                                        -------   --------   --------   -------   --------  --------   -------   ----------

LOANS ISSUED TO PARTICIPANTS             (2,933)   (12,493)    (7,500)        -          -         -    22,926            -

LOAN PRINCIPAL REPAYMENTS                     -        129        129         -          -         -      (258)           -

INTERFUND TRANSFERS                         109    (35,006)   (42,677)   (8,164)    85,738         -         -            -
                                        -------   --------   --------   -------   --------  --------   -------   ----------
NET INCREASE                             57,293    327,450    148,221    13,750    340,363    98,844    22,912    1,008,833

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS,
  BEGINNING OF YEAR                       6,473     49,210     30,815         -     30,801    31,292         -      148,591
                                        -------   --------   --------   -------   --------  --------   -------   ----------
  END OF YEAR                           $63,766   $376,660   $179,036   $13,750   $371,164  $130,136   $22,912   $1,157,424
                                        -------   --------   --------   -------   --------  --------   -------   ----------
                                        -------   --------   --------   -------   --------  --------   -------   ----------

   The accompanying notes are an integral part of this financial statement.

          CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       WITH FUND INFORMATION

   FOR THE PERIOD FROM JULY 1, 1994 (INCEPTION) TO DECEMBER 31, 1994






                                                               FIDELITY    NATIONWIDE
                                          DREYFUS   FIDELITY    ASSET      GUARANTEED    STOCK
                                           BONDS    MAGELLAN    MANAGER      ACCOUNT     FUND       TOTAL
                                          ---------------------------------------------------------------
ADDITIONS:
Additions to net assets attributed to:
  Net realized/unrealized gain (loss)     $    10   $    (82)  $    (749)  $       -    $    317  $    (504)
  Interest income                               -          -           -         218           -        218


  Contributions:
    Employer's                                819      5,259       3,029       1,926       3,809     14,842
    Participants'                           5,644     40,962      22,315      14,638      28,270    111,829
    Rollovers                                   -      8,666       9,132      16,371           -     34,169
                                          -------   --------   ---------   ---------    --------  ---------
                                            6,463     54,887      34,476      32,935      32,079    160,840
                                          -------   --------   ---------   ---------    --------  ---------

      TOTAL ADDITIONS                       6,473     54,805      33,727      33,153      32,396    160,554
                                          -------   --------   ---------   ---------    --------  ---------

DEDUCTIONS:
Deductions from net assets
  attributed to:
  Refunds to participants                       -      5,493       2,710       2,352       1,104     11,659
  Benefits paid to participants                 -        102         202           -           -        304
                                          -------   --------   ---------   ---------    --------  ---------

      TOTAL DEDUCTIONS                          -      5,595       2,912       2,352       1,104     11,963
                                          -------   --------   ---------   ---------    --------  ---------

NET INCREASE                                6,473     49,210      30,815      30,801      31,292    148,591


NET ASSETS AVAILABLE FOR PLAN
      BENEFITS,
      BEGINNING OF YEAR                         -          -           -           -           -          -
                                          -------   --------   ---------   ---------    --------  ---------

      END OF YEAR                         $ 6,473   $ 49,210   $  30,815   $  30,801    $ 31,292  $ 148,591
                                          -------   --------   ---------   ---------    --------  ---------
                                          -------   --------   ---------   ---------    --------  ---------



  The accompanying notes are an integral part of this financial statement.

                     CRESCENT REAL ESTATE EQUITIES, LTD.
                                401(k) PLAN
                     -----------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                     -----------------------------------

1. Description of Plan:

   The following description of the Crescent Real Estate Equities Ltd. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

   GENERAL - The Plan was established on July 1, 1994. The Plan is a defined contribution plan covering all employees of the Company who have completed one month of service and are age twenty-one or older. Eligible employees may elect to participate in the Plan on the first day of the quarter after their first month of service. It is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Nationwide Life Insurance Company ("Nationwide") serves as the asset custodian for the Plan.

   CONTRIBUTIONS - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. A participant's contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($9,240 in 1995 and 1994). The participants may change their percent contribution election quarterly. The Company matches 25 percent of participants' contributions up to the first 4 percent of base compensation. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the board of directors annually. No discretionary contribution payment was made for the year ended December 31, 1995 and the period ended December 31, 1994. All employer contributions are invested based on participant account elections.

   PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) Company's contribution,
   (b) Plan earnings, and (c) forfeited balances of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined.

   VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of the participants' accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service. The vesting schedule is as follows:

               Years of
               Service             Percentage
               --------            ----------

                  1                   20%
                  2                   40%
                  3                   60%
                  4                   80%
                  5                  100%

   INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in one of or in a combination of any five of the following investment options.

     1.   Dreyfus Bonds -
          Funds are invested in corporate and government instruments seeking current income and preservation of capital.

     2.   Fidelity Magellan -
          A mutual fund investing primarily in common stocks and convertible securities, both domestic and foreign.

     3.   Fidelity Asset Manager -
          A mutual fund investing in stocks, bonds and short-term instruments seeking high total return with reduced risk over the long term.

     4.   Nationwide Guaranteed Account -
          Funds are invested in a guaranteed return investment contract that provides an annual interest guarantee, based on the investment yield realized on Nationwide's General Account. The interest rate was 5.75% and 6.35% for 1994 and 1995, respectively.

     5. Stock Fund - Funds are invested in common stock of Crescent Real Estate Equities, Inc.

   Participants may change their investment options daily for any of the funds except the Stock Fund. Investment option changes that affect the Stock Fund may be done quarterly.

   PARTICIPANT NOTES RECEIVABLE - Participants may borrow from their fund accounts, for hardship purposes, a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are available to all participants only after the trustees have evaluated the applicant's credit worthiness, financial need, and purpose and terms of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate listed in the Wall Street Journal plus 1%. The interest rate must be one that a bank or other professional lender would charge for making a loan in a similar circumstance. The interest rate at December 31, 1995 was 9.75%. Principal and interest have a definite repayment period which provides for payments to be made not less frequently than quarterly.

   There were no participant loans made in 1994.

   PAYMENT OF BENEFITS - Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, only if the participant's account balance exceeds $3,500. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

   DISPOSITION OF FORFEITURES - Forfeitures attributable to the Company matching contributions shall be allocated among the participants' accounts annually determined by the percentage which the participant's account balance for the year bears to the total of all participants' accounts for the year. Forfeitures for 1995 and 1994 were $96 and $0, respectively.

2. Summary of Accounting Policies:

   BASIS OF ACCOUNTING
   The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles ("GAAP").

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   INVESTMENT VALUATION AND INCOME RECOGNITION
   The Plan's investments are stated at fair value, except for its investment contract, which is valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

   The contract value of the Nationwide Guaranteed Account is determined by summing principal, contributions and interest earned less administrative expenses. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Nationwide.

   Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. No interest or dividends were earned on the employer's stock in 1994, because the majority of the stock was purchased on December 31, 1994.

   PAYMENT OF BENEFITS
   Benefits are recorded when paid.


3. Assets Held for Investment Purposes:

   The fair market value of the following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1995 and 1994:

                                               1995         1994
                                               ----         ----
          Dreyfus Bonds                      $ 61,350     $ 5,654
          Fidelity Magellan                   372,879      49,444
          Fidelity Asset Manager              175,457      30,496
          Nationwide Guaranteed Account       378,394      31,227
          Stock Fund                          126,652      25,843

4. Plan Termination:

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Amounts will be distributed in accordance with Plan provisions.

5. Tax Status:

   The Plan is designed to be a qualified plan under Section 401(a) of the Internal Revenue Code ("Code") and therefore, the Plan and related trusts are exempt from federal income tax under Section 501(a) of the Code.

   The Plan filed its determination letter application on January 25, 1995 with the Internal Revenue Service and received a favorable determination letter dated March 23, 1996 from the Internal Revenue Service as to the qualification for tax exempt status.


6. Related Party Transactions:

   All administrative expenses and accounting fees of the Plan are to be paid by the Employer. The employer paid approximately $9,700 and $9,200 for administrative and accounting fees on behalf of the Plan during fiscal year 1995 and 1994, respectively. Under the terms of the Plan, the Plan is not responsible for reimbursing the Employer for any fees paid by the Employer.

7. Subsequent Event:

   After year end, the Company's record keeper performed discrimination testing in which the Plan failed the Average Deferral Percentage
   (ADP)/Average Contribution Percentage (ACP) test. In order to pass the test, the Plan refunded $38,169 to participants in 1996. These refunds are reflected as accounts payable in the financial statements for 1995.

                                                                    SCHEDULE I




              CRESCENT REAL ESTATE EQUITIES, LTD. 401 (k) PLAN

  ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          AS OF DECEMBER 31, 1995

                              Plan Number: 001

                              EIN: 75-2526839







                 (b)                                        (c)                              (d)               (e)
             IDENTITY OF                                DESCRIPTION                                          CURRENT
(a)            ISSUER                                  OF INVESTMENT                         COST             VALUE
- --------------------------------------------------------------------------------------------------------------------
       Dreyfus A Bonds Plus, Inc.              Mutual Fund - Dreyfus Bonds                $ 54,255        $   61,350

       Fidelity                                Mutual Fund - Fidelity Magellan             303,008           372,879

       Fidelity                                Mutual Fund - Fidelity Asset Manager        153,206           175,457

 *     Nationwide                              Money Market                                 13,084            13,670

 *     Nationwide                              Guaranteed Fixed Income Account @ 6.35%     361,841           378,394

 *     Crescent Real Estate Equities, Inc.     Common Stock (Par value $.01)               103,413           126,652

 *     Loans to Participants (Interest Rate of 9.75% to 9.75%)                                   -            22,912
                                                                                          --------        ----------

                                                                                          $988,807        $1,151,314
                                                                                          --------        ----------
                                                                                          --------         ----------


             *column (a) indicates each identified person/entity known to be a party-in-interest.


   This supplemental schedule lists assets held for investment purposes at December 31, 1995, as required by the
                      Department of Labor Rules and Regulations for Reporting and Disclosure.

                                                                   SCHEDULE II

               CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

        ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE YEAR ENDED DECEMBER 31, 1995

                              Plan Number: 001

                              EIN: 75-2526839


                 (a)                                    (b)                     (c)       (d)         (f)         (g)
                                                                                                    EXPENSE
              IDENTITY                              DESCRIPTION                                     INCURRED    COST OF
                 OF                                     OF                   PURCHASE   SELLING       WITH        OF
               ISSUER                                  ASSET                   PRICE     PRICE    TRANSACTION    ASSET
- -----------------------------------   -------------------------------------  --------  ---------  -----------  --------
INDIVIDUAL TRANSACTIONS:

Crescent Real Estate Equities, Inc.   Common Stock (Par Value $.01)          $ 14,464  $      -       $ 71     $ 14,393
Crescent Real Estate Equities, Inc.   Common Stock (Par Value $.01)            10,690         -         52       10,638
Crescent Real Estate Equities, Inc.   Common Stock (Par Value $.01)            38,889         -        152       38,737
Crescent Real Estate Equities, Inc.   Common Stock (Par Value $.01)            15,265         -         79       15,186


SERIES OF TRANSACTIONS:

Dreyfus A Bonds Plus, Inc.            Mutual Fund - Dreyfus Bonds            $ 51,694  $      -       $  -     $ 51,694
Fidelity                              Mutual Fund - Fidelity Magellan         320,143         -          -      320,143
Fidelity                              Mutual Fund - Fidelity Magellan               -   (66,345)         -         *
Fidelity                              Mutual Fund - Fidelity Asset Manager    182,499         -          -      182,499
Fidelity                              Mutual Fund - Fidelity Asset Manager          -   (60,107)         -         *
Nationwide                            Money Market Fund                        21,344         -          -       21,344
Nationwide                            Money Market Fund                             -    (8,260)         -       (8,260)
Nationwide                            Guaranteed Fixed Income Acct. @ 6.35%   349,278         -          -      349,278
Nationwide                            Guaranteed Fixed Income Acct. @ 6.35%         -   (18,237)         -      (18,237)
Crescent Real Estate Equities, Inc.   Common Stock (Par Value $.01)            75,576         -        419       75,157


                 (a)                       (h)          (i)
                                      CURRENT VALUE
              IDENTITY                 OF ASSET ON      NET
                 OF                    TRANSACTION      GAIN
               ISSUER                     DATE         (LOSS)
- -----------------------------------   -------------    ------
INDIVIDUAL TRANSACTIONS:

Crescent Real Estate Equities, Inc.    $ 14,393        $  -
Crescent Real Estate Equities, Inc.      10,638           -
Crescent Real Estate Equities, Inc.      38,737           -
Crescent Real Estate Equities, Inc.      15,186           -


SERIES OF TRANSACTIONS:

Dreyfus A Bonds Plus, Inc.             $ 51,694        $  -
Fidelity                                320,143           -
Fidelity                                (66,345)          *
Fidelity                                182,499           -
Fidelity                                (60,108)          *
Nationwide                               21,344           -
Nationwide                               (8,260)          -
Nationwide                              349,278           -
Nationwide                              (18,238)          -
Crescent Real Estate Equities, Inc.      75,157           -



          Column (e) Lease Rental has been excluded from this schedule because it does not apply for this Plan.

        This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for
                                               Reporting and Disclosure.



                                * This information is not provided by asset custodian.



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